Exhibit 99.1

Copernic Offers to Purchase Fanotech Group

Quebec City, Canada, March 26, 2010 - Copernic Inc. (“Copernic”) (NASDAQ: CNIC) has entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010 estimated at CND$ 1.5M and 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable with a combination of cash in the approximate amount of CND$ 1.5M (subject to final determination) and by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 /share. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

“Fanotech is located in Northern Ontario and manufactures a wide variety of both mobile and fixed solid waste handling equipment”, stated Marc Ferland, President and Chief Executive Officer of Copernic. He further added that “with its underutilized manufacturing facilities, union free workforce, and engineering skills in metal fabrication, Fanotech represents important synergies and strategic long term value for our previously announced proposed acquisition of Sunbay Canada, a waste to energy conversion business.”

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com.  With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #1013
Telephone Local:  (418) 527-0528 #1013
Email:  mferland@copernic.com
Website:www.copernic.com